UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No.28854/ August 26, 2009

In the Matter of   :
                                          :
WADDELL & REED ADVISORS HIGH   :
    INCOME FUND, INC.   :
6300 Lamar Ave.   :
Shawnee Mission, KS 66202-4200:
                                          :
(811-2907)   :
                                          :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF
1940 DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Waddell & Reed Advisors High Income Fund, Inc. filed an
application on May 28, 2009, and amended on July 24, 2009,
requesting an order under section 8(f) of the Act declaring
that it has ceased to be an investment company.

On July 31, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28840). The
notice gave interested persons an opportunity to request a
hearing and stated that an order disposing of the
application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission
has not ordered a hearing.

The matter has been considered and it is found, on the basis
of the information set forth in the application, as amended,
that applicant has ceased to be an investment company.
Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that
applicant's registration under the Act shall forthwith cease
to be in effect.

For the Commission, by the Division of Investment
Management, under delegated authority.

                                    Florence E. Harmon
                                    Deputy Secretary